SECURITIES AND EXCHANGE
                     COMMISSION Washington, DC
                     20549
                     SCHEDULE 13D
           Under the Securities Exchange Act of
                     1934 (Amendment No. 2)
                PerSeptive Biosystems, Inc.
                      (Name of Issuer)
                Common Stock, $0.01 Par
               Value (Title of Class of
               Securities)
                            715271 10 2
                        (CUSIP Number)

                        Geoffrey Nunes
                     MILLIPORE CORPORATION
                       80 Ashby Road
                       Bedford, MA 01730
                        (617) 533-2209

(Name, Address and Telephone Number of Person
              Authorized to Receive Notices and
              Communications)

                         March 14, 1996
  (Date of Event Which Requires Filing of this Amendment)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Check  the  following box if a fee is being paid  with
this statement   [   ].  (A fee is not required only if
the
reporting person:    (1)  has  a  previous  statement  on
file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

    * The remainder of this cover page shall be filled out
for a reporting  person's initial filing of this form
with respect to the   subject  class  of  securities, and for any
subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of  the  Securities  Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  715271 10 2

1)  Name of Reporting Persons/S.S. or I.R.S.
    Identification  Nos. of Above Persons
     1.  Millipore Corporation                  04-2170233
     2.  Millipore Investment Holdings Limited  51-0321703

2)  Check the Appropriate Row if a member of a Group
    (See Instructions)
     (a)                    X
     (b)

3)  SEC Use Only
4)  Source of Funds (See Instructions)        OO
5)  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Item 2(d) or 2(e)
6)  Citizenship or Place of Organization
    Millipore Corporation -- Massachusetts
    Millipore Investment Holdings Limited -- Delaware

Number of         (7)  Sole Voting Power Millipore Corporation --
Shares Bene-           742,739
ficially               Millipore Investment Holdings Ltd.  --
Owned By               1,164,710
                  (8)  Shared Voting Power     0
                  (9)  Sole Dispositive Power
                       Millipore Corporation -  742,739
                       Millipore Investment Holdings Ltd.-
Each Reporting                        1,164,710
Person With       (10)  Shared Dispositive Power   0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                  Millipore Corporation --  742,739
                  Millipore Investment Holdings Ltd. -- 1,164,710

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
     (See Instructions)

13) Percent of Class Represented by Amount in Row (11) In aggregate 8.29%

14)  Type of Reporting Person (See Instructions)
_____________________________
        Millipore Corporation                     CO
        Millipore Investment Holdings Ltd.        CO



Item 1.  Security and Issuer
                        [No Change]
       Equity Securities:       Common Stock, $0.01 Par Value
       Issuer:                  PerSeptive Biosystems, Inc.
                                500 Old Connecticut Path
                                Framingham, MA  01701

Item 2.  Identity and Background
                        [No Change]
(a)  Name:        Millipore Corporation  Millipore Investment Holdings Ltd.
(b)  State of Organization:   Massachusetts      Delaware
(c)  Address of Principal     80 Ashby Road      1013 Centre Road, Suite 350
     Business & Office:       Bedford, MA 01730  Wilmington,DE 19805
(d)  Criminal Proceedings:    Not Applicable     Not Applicable
(e)  Civil Injunction
     relating to Federal or
     State Securities laws:   Not Applicable     Not Applicable

Item 3.  Source and Amount of Funds or Other Consideration
                          [No Change]
Millipore Corporation: The reported shares of Common Stock
               of PerSeptive Biosystems, Inc. were received
               upon the  redemption of 462 shares of the
               Series  A Redeemable  Convertible Preferred
               Stock,  $0.01 Par  Value, of PerSeptive
               Biosystems,  Inc.  on August  22,  1995  and
               of 460  shares  of  such Series A
               Redeemable Convertible Preferred Stock, $0.01 Par Value, on August 22, 1996 which were part of an aggregate of 1,850 shares of such Preferred Stock delivered to Millipore Corporation in partial consideration for the divestiture  sale  of the physical
               assets  and goodwill of   Millipore  Corporation's Life
               Science Division.

Millipore Investment    The reported shares of Common Stock of
Holdings Limited: Inc.  PerSeptive Biosystems,were received upon the redemption of 538 shares of the Series A
                        Redeemable Convertible Preferred Stock,
                        $0.01 Par Value,of PerSeptive Biosystems, Inc.
                        on August 22, 1995 and of 540 shares of such Series A Redeemable Convertible Preferred
                        Stock, $0.01 Par Value, on August 22, 1996 which were part of an aggregate of 2,150 shares of such Preferred Stock delivered to Millipore Investment Holdings Limited in partial consideration for the divestiture sale of the intellectual property related to the former
                        Life  Science  Division  of Millipore Corporation.

Item 4.  Purpose of Transaction
                        [No Change].
  The  shares of Common Stock of PerSeptive Biosystems,
Inc. reported  herein were acquired by the reporting
persons  as a  result of the election by PerSeptive
Biosystems, Inc. to
redeem the  first  and second installments of its Series A
Redeemable Convertible  Preferred Stock, $0.01 Par Value,
on the  required redemption dates by the conversion on
each such redemption date of  an  aggregate of 1,000
shares of such Preferred Stock  into Common Stock in
accordance with the terms of the Certificate of
Designations  with  respect to such  Preferred Stock. An
aggregate of 4,000 shares of Series A Redeemable
Convertible Preferred  Stock were delivered to Millipore
Corporation and Millipore Investment Holdings Ltd.
pursuant to the divestiture sale of the former Millipore
Life  Science Division to
PerSeptive Biosystems, Inc. on August 22, 1994.  The
shares of such  Preferred Stock are mandatorily redeemable
in four equal annual installments on August 22, 1995,
1996, 1997 and 1998  at a cash  redemption price of
$10,000 per share or by conversion
into  that  number  of shares of PerSeptive  Biosystems
Common Stock  yielded  by dividing the closing price for
such Common Stock  on  the  last trading day before the
fifth business day prior  to  each  redemption  date.   The  Series  A
Redeemable Convertible Preferred Stock is also redeemable in its entirety at the option of the reporting persons in the event that the market value of PerSeptive Biosystems, Inc. Common Stock exceeds a specified target value.
(a) It is expected that future mandatory redemptions of the Series A Redeemable Convertible Preferred Stock may be effected through the conversion into additional shares of PerSeptive Biosystems, Inc. Common Stock.
(b)-(j) While the reporting persons are entitled to certain rights in the event of a default by PerSeptive Biosystems, Inc. in its obligation to redeem the Series A Redeemable Convertible Preferred Stock in accordance with the mandatory redemption provisions; neither of the reporting persons have any plans or proposals relating to material changes in the issuer's business or corporate structure, including those matters enumerated in paragraphs (b) through (j) of Item 4 to Schedule 13-d.

Item 5.  Interest in Securities of the Issuer.
(a)    Millipore Corporation      742,739 shares    3.5%*
       Millipore Investment
       Holdings Ltd.              1,164,710 shares  5.5%*
                                  1,907,249         8.9%*
    * Based on 21,386,398 shares outstanding as of January 22, 1997, as reported in PerSeptive
      Biosystems,  Inc. Proxy Statement, dated January 28, 1997

(b)    Millipore Corporation       742,739 shares sole power
                                   to vote or dispose
       Millipore Investment
       Holdings Ltd.               1,164,710 shares sole power
                                   to vote or dispose

(c) Within the last 60 days the following sales of the Common Stock of PerSeptive Biosystems, Inc. by the persons enumerated in paragraph (a) above have occurred:
Person                   Date of Sale  Number of Shares    Price per
Share
Millipore   Corporation  2/25/97       35,000              $8.1429
Millipore   Corporation  2/26/97        6,000              $8.125
Millipore   Corporation  3/12/97       94,000              $8.4844
Millipore   Corporation  3/13/97       30,000              $8.6833
Millipore   Corporation  3/14/97       37,500              $8.50
Millipore   Corporation  3/18/97        7,500              $8.50
All of such sales were effected in market transactions through J.P. Morgan Securities, Inc., 60 Wall Street, New York

(d)-(e)                                [No Change].
       Not Applicable

Item 6.Contracts, Arrangements, Understandings or
       Relationships With Respect to Securities of the Issuer.
                         [No Change].
       Not Applicable

Item 7.   Material to be Filed as Exhibits.
                         [No Change].
(1)   Certificate   of   Designations,   Series A Redeemable
      Convertible   Preferred  Stock,  ($0.01 Par Value) of
      PerSeptive Biosystems, Inc.     Previously Filed

                           SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                           April 3, 1997
                                              (Date)

                                MILLIPORE CORPORATION
                                By:/s/ Geoffrey Nunes
                                  Geoffrey  Nunes,
                                  Senior Vice President

                          MILLIPORE INVESTMENT HOLDINGS LTD.
                                 By:/s/ Peter W. Walcott
Witness: /s/ Paul O'Connor         Peter W. Walcott,
Nashua, New Hampshire              Vice President